Exhibit 99.1

Spreadtrum Communications Announces Extraordinary General Meeting

SHANGHAI, August 5, 2013 -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G, and 4G wireless communications standards, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”) to be held at 10 a.m., Beijing Standard Time, on September 4, 2013. The meeting will be held at Meeting Room No. 3 at Sandhill Plaza, Lane 2290, Zuchongzhi Road, Zhangjiang, Shanghai, 201203, People’s Republic of China to consider and vote upon a proposal to approve and authorize the Agreement and Plan of Merger, dated as of July 12, 2013 (the “Merger Agreement”), by and among Tsinghua Unigroup Ltd. (“Parent”), a limited liability company established under the laws of the People’s Republic of China, Spreadtrum Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned, indirect, subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which the Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent, and to approve and authorize the Plan of Merger (the ‘‘Plan of Merger’’) required to be filed with the Registrar of Companies in the Cayman Islands in order to give effect to the Merger. If completed, the Merger would result in the Company becoming a privately-held company and its shares would no longer be listed on the NASDAQ Global Market. The Company’s Board of Directors has determined that the Merger is advisable and fair to, and in the best interests of the Company and our shareholders and has approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and unanimously recommends that the Company’s shareholders vote to approve and authorize the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement, including the Merger.

Holders of record of the Company’s ordinary shares as of the close of business on July 29, 2013 (the “Record Date”) in the Cayman Islands will be entitled to vote at the EGM. Holders of ADSs as of the close of business in the Cayman Islands on the Record Date may instruct Citibank, N.A., in its capacity as depositary of the ADSs, how to vote the Company’s ordinary shares underlying the ADSs, no later than 10:00 a.m. New York City time, on August 28, 2013. Holders who hold the Company’s ordinary shares or ADSs through a financial intermediary such as a broker, bank or other nominee must rely on the procedures of the financial intermediary to submit their proxy for the EGM. Additional information regarding the EGM and the Merger Agreement can be found in the proxy statement furnished to the Securities and Exchange Commission (the “SEC”) on July 26, 2013, which can be obtained from the SEC’s website (http://www.sec.gov).

Investors and shareholders are urged to read carefully and in their entirety these materials and other materials filed with or furnished to the SEC, as they contain important information about the Company, the proposed Merger and related matters. The Company also is mailing copies of the proxy statement to holders as of the Record Date of its shares and ADSs. Shareholders and ADS holders who need additional copies of the proxy materials and who have questions or need assistance in voting their shares or ADSs are encouraged to contact the Company’s proxy solicitor, Innisfree M&A Incorporated, by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651 (from other countries).

This announcement is neither a solicitation of proxy, an offer to purchase, nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

Exhibit 99.1

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones, and other consumer electronics products, supporting 2G, 3G, and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

Contact:

IR at +1-650-308-8148 or IR@spreadtrum.com.